EXHIBIT 2.1


                              RESCISSION AGREEMENT

This Rescission Agreement (this "Agreement") is made and entered into effective as of July 7, 2008, by and between OMEGA COMMERCIAL FINANCE CORP., a Florida corporation ("OMEGA"), 21 MIAMI OCEANS INTERNATIONAL LIMITED ("21 OCEANS") a Belize corporation and Steven Yamashiro, the sole managing member and shareholder of 21 OCEANS (the "MAJORITY SHAREHOLDER"). This Agreement rescinds a certain Agreement for Share Exchange dated June 30, 2008.


                                    RECITALS

A. Omega, 21 Oceans and the Majority Shareholder are parties to a certain Agreement for Share Exchange, dated June 30, 2008 ("the Share Exchange Agreement") pursuant to which Omega acquired a 100% ownership interest in 21 Oceans from the Majority Shareholder in exchange for certain shares of the common stock of Omega (the "Exchange Shares") as well as certain working capital for 21 Oceans.

B. Due to subsequent events, the parties desire to cancel and rescind the Share Exchange Agreement, subject to the terms and conditions set forth herein. The parties are on friendly terms and are still in discussions regarding a potential transaction. Further due diligence is being completed regarding the potential future transaction.

                                    AGREEMENT

    NOW THEREFORE, in consideration of the mutual premises and covenants contained herein, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Incorporation of Recitals. The foregoing recitals are hereby incorporated in and made a part of this Agreement by this reference.

2.   Rescission and Cancellation of Agreement. The parties agree as follows:

     2.1. Upon execution of this Agreement, the parties will cancel and consider rescinded all previous agreements between the parties.

3. Further Assurances. Each of the parties agrees to take such actions and steps as may be reasonably requested by the other party to effect the Return Transfer set forth in Section 2.1, including without limitation to execute and deliver any required filings with governmental authorities. Further, each of Omega, 21 Oceans and the Majority Shareholder shall take all reasonable actions necessary to comply promptly with all legal requirements which may apply with respect to the transactions hereunder and will promptly cooperate with and furnish information to the other party in connection with any such requirements.

4. Entire Agreement: Amendments. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes and replaces any prior or contemporaneous agreements or understandings, whether written or oral, relating to such subject matter. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. This Agreement may not be modified or amended except in writing signed by the parties.


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5.  Counterparts.  This Agreement may be executed in  one or more  counterparts, each of which shall be deemed an original and together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement for Share Exchange has been signed by the parties set forth below as of the date set forth above.

    OMEGA COMMERCIAL FINANCE CORP.

    /s/ Jon Cummings
    ---------------------------
    Jon Cummings, President


    21 MIAMI OCEANS INTERNATIONAL LIMITED

    /s/ Steve Yamashiro
    ---------------------------
    Steve Yamashiro, President


    Shareholder of 21 MIAMI OCEANS INTERNATIONAL LIMITED

    /s/ Steve Yamashiro
    ---------------------------
    Steve Yamashiro